Exhibit 19.1

GRAND CANYON EDUCATION, INC.

INSIDER TRADING POLICY

Overview

Grand Canyon Education, Inc. (the “Company”) is regularly involved in matters that are sensitive in nature and important to the Company, its employees and its stockholders. Federal securities laws impose certain obligations on the Company regarding the disclosure of material information to the public and certain prohibitions on trading in the Company’s securities by any person in possession of undisclosed material information. To satisfy requirements of federal securities laws, the Company has established the following policies and procedures, which are applicable to all of its employees.

Scope

This policy applies to all employees/departments of the Company, and its subsidiaries. Any employee found to have violated this policy may be subject to disciplinary action, up to and including termination of employment.

Policy

I.Trading in Company Securities While in Possession of Material Nonpublic Information is Prohibited

The purchase or sale of securities by any person who possesses material nonpublic information is a violation of federal and state securities laws.  Furthermore, it is important that the appearance, as well as the fact, of trading on the basis of material nonpublic information be avoided.  Therefore, it is the policy of the Company that any person subject to this Insider Trading Policy (“Policy”) who possesses material nonpublic information pertaining to the Company may not trade in the Company’s securities, advise anyone else to do so, or communicate the information to anyone else until you know that the information has been disseminated to the public.

No person subject to this Policy who is aware of material nonpublic information relating to the Company may, directly or indirectly (through family members or other persons or entities):

●	buy, sell, or otherwise trade in the securities of the Company (other than pursuant to a trading plan that complies with Rule 10b5-1 promulgated by the Securities and Exchange Commission (“SEC”) and in full compliance with Appendix I hereto).
●	advise any other person to buy, sell or otherwise trade in the securities of the Company.
●	otherwise engage in any action to take personal advantage of that information.

●	pass that information on to others outside the Company, including friends and family (a practice referred to as “tipping”).

In addition, it is the policy of the Company that no person subject to this Policy who, in the course of working for the Company, learns of material nonpublic information of another company with which the Company does business, such as a customer or supplier, may trade in that company’s securities until that information becomes public or is no longer material. For purposes of this Policy, the term “trade” includes any transaction in Company securities, including gifts and pledges.

II.All Employees, Officers, Directors, and their Family Members and Affiliates Are Subject to this Policy

This Policy applies to all employees of the Company, their family members, and entities (such as trusts, limited partnerships, and corporations) over which such individuals have or share voting or investment control.  This Policy also applies to any other persons whom the Company’s insider trading Compliance Officer may designate because they have access to material nonpublic information concerning the Company, as well as any person who receives material nonpublic information from any Company insider.  For the purposes of this Policy, officers, directors, consultants and any other persons designated by the Compliance Officer are included within the term “employee.”  Employees are responsible for ensuring compliance by family members and members of their households and by entities over which they exercise voting or investment control, including any pre-clearances required.  For purposes of this Policy, “family members” include people who live with you, or are financially dependent on you, and include those whose transactions in securities are directed by you or are subject to your influence or control.

III.Trading in Other Public Companies’ Securities While in Possession of Material Nonpublic Information is Prohibited.

No person subject to this Policy who possesses material nonpublic information relating to other publicly traded companies, including our vendors, customers and partners, as a result of their relationship with the Company or the performance of services on our behalf, may, directly or indirectly (through family members, other persons, entities or otherwise) buy or sell securities of such companies, or advise anyone else to do so, or otherwise engage in any action to take personal advantage of that information.

IV.Executive Officers, Directors and Certain Named Employees Are Subject to Additional Restrictions
A.Section 16 Insiders.  The Company has designated certain persons as the directors and executive officers who are subject to the reporting provisions and trading restrictions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the underlying rules and regulations promulgated by the SEC.  Each such person is referred to herein as a “Section 16 Insider.”  The Compliance Officer will maintain the list of Section 16 Insiders, periodically notify each Section 16 Insider of his or her status as such and amend the list from time to time as necessary to reflect the addition and the resignation or departure of Section 16 Insiders.

B.Insider Employees.  The Company has designated additional persons as employees who have frequent access to material nonpublic information concerning the Company (“Insider Employees”).  The Compliance Officer will maintain the list of Insider Employees, periodically notify each Insider Employee of his or her status as such and will amend the list from time to time as necessary to reflect the addition and departure of Insider Employees.
C.Additional Restrictions.  Because Section 16 Insiders and Insider Employees regularly possess material nonpublic information about the Company, and in light of the reporting requirements to which Section 16 Insiders are subject under Section 16 of the Exchange Act, Section 16 Insiders and Insider Employees are subject to the additional restrictions set forth in Appendix I hereto. For purposes of this Policy, Section 16 Insiders and Insider Employees are each referred to as “Insiders.”
V.Insider Trading Compliance Officer

The Company has designated its General Counsel as its Insider Trading Compliance Officer (the “Compliance Officer”).

The duties of the Compliance Officer will include the following (provided that the Company has designated its Associate Vice President – SEC Reporting (“AVP-SEC”) to handle duties ## 5 and 8 below):

1.	Administering this Policy and monitoring and enforcing compliance with all Policy provisions and procedures.
2.	Responding to all inquiries relating to this Policy and its procedures.
3.	Designating and announcing special trading blackout periods during which no Insiders may trade in Company securities.
4.	Providing copies of this Policy and other appropriate materials to all current and new directors, officers and employees, and such other persons as the Compliance Officer determines have access to material nonpublic information concerning the Company.
5.	Administering, monitoring, and enforcing compliance with federal and state insider trading laws and regulations; and assisting in the preparation and filing of all reports required by the SEC relating to trading in Company securities, including without limitation Forms 3, 4, 5 and 144 and Schedules 13D and 13G.
6.	Selecting designated brokers through which Insiders are authorized to trade Company securities.
7.	Revising the Policy as necessary to reflect changes in federal or state insider trading laws and regulations.
8.	Maintaining as Company records originals or copies of all documents required by the provisions of this Policy or the procedures set forth herein, and copies of all required SEC reports relating to insider trading, including without limitation Forms 3, 4, 5 and 144 and Schedules 13D and 13G.
9.	Maintaining the accuracy of the list of Section 16 Insiders and the list of Insider Employees and updating such lists periodically as necessary to reflect additions or deletions.
10.	Designing and requiring training about the obligations of this Policy as the Compliance Officer considers appropriate.

The Compliance Officer may designate one or more individuals who may perform the Compliance Officer’s duties in the event that the Compliance Officer is unable or unavailable to perform such duties.  In fulfilling his or her duties under this Policy, the Compliance Officer shall be authorized to consult with the Company’s outside counsel.

VI.Applicability of This Policy to Transactions in Company Securities
A.General Rule.  This Policy applies to all transactions in the Company’s securities, including common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options.  For purposes of this Policy, the term “trade” includes any transaction in the Company’s securities, including gifts and pledges.
B.Employee Benefit Plans
1.Stock Option Plans.  The trading prohibitions and restrictions set forth in this Policy do not apply to the exercise of stock options for cash but do apply to all sales of securities acquired through the exercise of stock options.  Thus, this Policy does apply to the “same-day sale” or cashless exercise of Company stock options.
2.Employee Stock Purchase Plans.  The trading prohibitions and restrictions set forth in this Policy do not apply to periodic contributions by the Company or employees to employee stock purchase plans or employee benefit plans (e.g., a pension or 401(k) plan), which are used to purchase Company securities pursuant to the employee’s advance instructions.  However, no officers or employees may alter their instructions regarding the level of withholding or the purchase of Company securities in such plans while in the possession of material nonpublic information.  Any sale of securities acquired under such plans is subject to the prohibitions and restrictions of this Policy.
VII.Definition of “Material Nonpublic Information”
A.“Material.”  Information about the Company is “material” if it would be expected to affect the investment or voting decisions of a reasonable shareholder or investor, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about the Company.  In simple terms, material information is any type of information that could reasonably be expected to affect the market price of the Company’s securities.  Both positive and negative information may be material.  While it is not possible to identify all information that would be deemed material, the following types of information ordinarily would be considered material:
●	Financial performance, especially quarterly and year-end operating results, and significant changes in financial performance or liquidity of the Company.
●	Financial performance, especially quarterly and year-end operating results, and significant changes in financial performance or liquidity of the Company’s significant university partners.
●	Company strategic plans and projections of future earnings or losses, or other earnings guidance, and any changes to previously announced earnings guidance.
●	Potential mergers or acquisitions, the sale of Company assets or subsidiaries or major partnering agreements.
●	Stock splits, public or private securities/debt offerings, or changes in Company dividend policies or amounts.
●	Significant changes in senior management or membership of the Board of Directors.
●	Significant labor disputes or negotiations.
●	A significant cybersecurity incident, such as a data breach or a significant disruption or unauthorized access to information technology infrastructure.
●	Actual or threatened major litigation, or the resolution of such litigation.
●	Receipt or denial of regulatory approvals.
●	Significant changes in regulatory requirements.

This list is illustrative and is not intended to be exhaustive.  If you have any doubt about the materiality of information, please contact the Company’s Compliance Officer prior to taking any action with respect to your securities.

B.“Nonpublic.”  Material information is “nonpublic” if it has not been widely disseminated to the general public through a report filed with the SEC or through major newswire services, national news services or financial news services.  For the purpose of this Policy, information will be considered public after the close of trading on the second full trading day following the Company’s widespread public release of the information.
C.Consult the Compliance Officer When in Doubt.  Any person subject to this Policy who is unsure whether the information that they possess is material or nonpublic must consult the Compliance Officer for guidance before trading in any Company securities.

VIII.Person Subject to this Policy May Not Disclose Material Nonpublic Information to Others or Make Recommendations Regarding Trading in Company Securities

No person subject to this Policy may disclose material nonpublic information concerning the Company or any other publicly traded companies to any other person (including family members, other persons, entities or otherwise) where such information may be used by such person to his or her advantage in the trading of the securities of companies to which such information relates, a practice commonly known as “tipping”, until such information has been disseminated to the public.  Tipping includes passing information under circumstances that could suggest that the person tipping was trying to help another profit or avoid a loss. Each person subject to this Policy must exercise care when speaking with others who do not “need to know”, even if they are subject to this Policy, as well as when communicating with family, friends and others not associated with the Company. To avoid the appearance of impropriety, each person subject to this Policy must refrain from discussing our business or prospects or making recommendations about buying or selling Company securities or the securities of other companies with which the Company has a relationship. Each person subject to this Policy must treat material nonpublic information about other companies with which the Company has a relationship with the same care required with respect to such information related directly to the Company. No employee or related person may make recommendations or express opinions as to trading in the Company’s securities while in possession of material nonpublic information, except such person may advise others not to trade in the Company’s securities if doing so might violate the law or this policy.

IX.Employees May Not Participate in Investment-Oriented Chat Rooms

Each person subject to this Policy is prohibited from participating in investment-oriented chat room or other Internet forum discussions regarding the Company’s securities or investments in the Company’s business.

X.Only Designated Company Spokespersons Are Authorized to Disclose Material Nonpublic Information

The Company is required under the federal securities laws to avoid the selective disclosure of material nonpublic information.  The Company has established procedures for releasing material information in a manner that is designed to achieve broad dissemination of the information immediately upon its release.  Any person subject to this Policy may not, therefore, disclose material information to anyone outside the Company, including family members and friends, other than in accordance with those established procedures.  Any inquiries from outsiders regarding material nonpublic information about the Company should be forwarded to the Compliance Officer, the Executive Chairman, Chief Executive Officer, or Chief Financial Officer.

XI.Certain Types of Transactions Are Prohibited
A.Short Sales.  Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects.  In addition, short sales may reduce the seller’s incentive to improve the Company’s performance.  For these reasons, short sales of the Company’s securities are prohibited by this Policy.  In addition, Section 16(c) of the Exchange Act expressly prohibits executive officers and directors from engaging in short sales.
B.Publicly Traded Options.  A transaction in options is, in effect, a bet on the short-term movement of the Company’s stock and therefore creates the appearance that the director or employee is trading based on inside information.  Transactions in options also may focus the director’s or employee’s attention on short-term performance at the expense of the Company’s long-term objectives.  Accordingly, transactions in puts, calls or other derivative securities involving the Company’s stock, on an exchange or in any other organized market, are prohibited by this Policy.  (Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions.”)
C.Hedging Transactions.  Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a person subject to this Policy to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock.  These transactions allow the person subject to this Policy to continue to own the covered securities, but without the full risks and rewards of ownership.  When that occurs, the person subject to this Policy may no longer have the same objectives as the Company’s other shareholders.  Therefore, such transactions involving the Company’s securities are prohibited by this Policy.
D.Margin Accounts and Pledges.  Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call.  Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan.  Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, persons subject to this Policy are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan.  An exception to this prohibition may be granted where a person wishes to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities.  Any person subject to this Policy wishing to enter into such an arrangement must first receive pre-approval for the proposed transaction from the Compliance Officer in accordance with the pre-approval procedures set forth in Appendix I.
E.Short-Term Trading.  Executive officers and directors who purchase Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa), as short-term trading of the Company’s securities may be distracting and may unduly focus the person on short-term stock market performance, instead of the Company’s long-term business objectives, and may result in the disgorgement of any short swing profits.
XII.The Company May Suspend All Trading Activities by Employees

In order to avoid any questions and to protect both employees and the Company from any potential liability, from time to time the Company may impose a “blackout” period during which some or all of the persons subject to this Policy may not buy or sell the Company’s securities.  The Compliance Officer will impose such a blackout period if, in his judgment, there exists nonpublic information that would make trades by the Company’s employees (or certain of the Company’s employees) inappropriate in light of the risk that such trades could be viewed as violating applicable securities laws.

XIII.Violations of Insider Trading Laws or This Policy Can Result in Severe Consequences
A.Civil and Criminal Penalties.  The consequences of prohibited insider trading or tipping can be severe.  Persons violating insider trading or tipping rules may be required to disgorge the profit made or the loss avoided by the trading, pay civil penalties up to three times the profit made, or loss avoided, face private action for damages, as well as being subject to criminal penalties, including up to 20 years in prison and fines of up to $5 million.  The Company and/or the supervisors of the person violating the rules may also be required to pay major civil or criminal penalties.
B.Company Discipline.  Violation of this Policy or federal or state insider trading laws by any person subject to this Policy may subject the person subject to this Policy to removal proceedings and / or disciplinary action by the Company, including termination for cause.
C.Reporting Violations.  Any person subject to this Policy who violates this Policy or any federal or state laws governing insider trading or knows of any such violation by any other person, must report the violation immediately to the Compliance Officer or the Audit Committee of the Company’s Board of Directors.  Upon learning of any such violation, the Compliance Officer, or Audit Committee, in consultation with the Company’s legal counsel, will determine whether the Company should release any material nonpublic information or whether the Company should report the violation to the SEC or other appropriate governmental authority.
XIV.Every Individual Is Responsible

Every person subject to this Policy has the individual responsibility to comply with this Policy against illegal insider trading. A person subject to this Policy may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the material nonpublic information and even though the employee believes that he or she may suffer an economic loss or forego anticipated profit by waiting.

XV.This Policy Continues to Apply Following Termination of Employment

The Policy continues to apply to transactions in the Company’s securities even after termination of engagement or employment.  If an officer, director and/or employee is in possession of material nonpublic information when his or her engagement or employment terminates, he or she may not trade in the Company’s securities until that information has become public or is no longer material.

XVI.The Compliance Officer Is Available to Answer Questions about this Policy

Please direct all inquiries regarding any of the provisions or procedures of this Policy to the Compliance Officer.

XVII.This Policy Is Subject to Revision

The Company may change the terms of this Policy from time to time to respond to developments in law and practice.  The Company will take steps to inform all affected persons of any material change to this Policy.

XVIII.All Persons Subject to This Policy Must Acknowledge Their Agreement to Comply with This Policy

The Policy will be delivered to all persons subject to this Policy upon its adoption by the Company, and to all persons subject to this Policy at the start of their employment or relationship with the Company.  Upon first receiving a copy of the Policy or any revised versions, each person subject to this Policy must sign an acknowledgment that he or she has received a copy and agrees to comply with the Policy’s terms.  Additionally, the Compliance Officer may periodically require written certifications by those subject to this Policy, including as to their compliance with this Policy or to refresh their acknowledgement of, and agreement to comply with, this Policy. This acknowledgment and agreement will constitute consent for the Company to impose sanctions for violation of this Policy and to issue any necessary stop-transfer orders to the Company’s transfer agent to enforce compliance with this Policy.

XIX.Related Policies
Policy Name	Location
Code of Conduct, Conflict of Interest and Whistleblower Policy	Employee Handbook

APPENDIX I

Special Restrictions on Transactions in Company Securities by Insiders

I.Overview

To minimize the risk of apparent or actual violations of the rules governing insider trading, we have adopted these special restrictions relating to transactions in Company securities by Insiders.  As with the other provisions of this Policy, Insiders are responsible for ensuring compliance with this Appendix I, including restrictions on all trading during certain periods, by family members and members of their households and by entities over which they exercise voting or investment control.  Insiders should provide each of these persons or entities with a copy of this Policy.

II.Trading Window

In addition to the restrictions that are applicable to all other persons subject to this Policy, any trade by an Insider that is subject to this Policy will be permitted only during an open “trading window.”  The trading window generally opens following the close of trading on the second full trading day following the public issuance of the Company’s earnings release for the most recent fiscal quarter and closes at the close of trading on the 15th day of the last month of a fiscal quarter.  In addition to the times when the trading window is scheduled to be closed, the Company may impose a special blackout period at its discretion due to the existence of material nonpublic information, such as a pending acquisition, that is likely to be widely known among Insiders.  Following termination of employment or other service, Insiders will be subject to the trading window, as well as any special blackout period in effect at the time of termination, for one full fiscal quarter thereafter.  Even when the window is open, Insiders and other Company personnel are prohibited from trading in the Company’s securities while in possession of material nonpublic information.  The Company’s Compliance Officer will advise Insiders when the trading window opens and closes.

III.Hardship Exemptions

The Compliance Officer may, on a case-by-case basis, authorize a transaction in the Company’s securities outside of the trading window (but in no event during a special blackout period) due to financial or other hardship.  Any request for a hardship exemption must be in writing and must describe the amount and nature of the proposed transaction and the circumstances of the hardship.  (The request may be made as part of a pre-clearance request, so long as it is in writing.)  The Insider requesting the hardship exemption must also certify to the Compliance Officer within two business days prior to the date of the proposed trade that he or she is not in possession of material nonpublic information concerning the Company.

The existence of the foregoing procedure does not in any way obligate the Compliance Officer to approve any hardship exemption requested by an Insider.

IV.Individual Account Plan Blackout Periods

Certain trading restrictions apply during a blackout period applicable to any Company individual account plan in which participants may hold Company stock (such as the Company’s 401(k) Plan).  For the purpose of such restrictions, a “blackout period” is a period in which the plan participants are temporarily restricted from making trades in Company stock.  During any blackout period, directors and executive officers are prohibited from trading in shares of the Company’s stock that were acquired in connection with such director's or officer's service or employment with the Company.  Such trading restriction is required by law, and no hardship exemptions are available.  The Company will notify directors and executive officers in the event of any blackout period.

V.Pre-Clearance of Trades

As part of this Policy, all purchases and sales of equity securities of the Company by Section 16 Insiders, other than transactions that are not subject to the Policy or transactions pursuant to a Rule 10b5-1 trading plan approved by the 10b5-1 Committee (as defined below) (or, if such a committee has not been designated, by Board of Directors or its Audit Committee), must be pre-cleared by the Compliance Officer.  The intent of this requirement is to prevent inadvertent violations of the Policy, avoid trades involving the appearance of improper insider trading, facilitate timely Form 4 reporting and avoid transactions that are subject to disgorgement under Section 16(b) of the Exchange Act.

To request pre-clearance of any trade, a Section 16 Insider must submit his or her request a sufficient time prior to the trade to enable compliance with all reporting obligations.  The request must be submitted either in writing or in an email addressed to Sarah Collins, our Compliance Officer, at sarah.collins@gce.com, with copies to Dan Bachus, our Chief Financial Officer, at dan.bachus@gce.com, and Lyn Bickle, our AVP-SEC, at lyn.bickle@gce.com.  If a Section 16 Insider submits the request by email and does not receive a response within 24 hours, he or she will be responsible for following up to ensure that the message was received.

A request for pre-clearance should provide the following information:

●	The nature of proposed transaction and the expected date of the transaction.
●	The number of shares involved.
●	If the transaction involves a stock option exercise, the specific option to be exercised and the manner of exercise (e.g., “same-day sale” or cashless exercise).
●	Contact information for the broker who will execute the transaction.
●	A confirmation that the Section 16 Insider has carefully considered whether he or she may be aware of any material nonpublic information relating to the Company (describing any borderline matters or items of potential concern) and has concluded that he or she is not aware of being in possession of any material nonpublic information relating to the Company.

●	Whether the transaction complies with all rules and regulations, including Rule 144, Rule 701, Form S-8, and Section 16 of the Exchange Act, applicable to securities transactions by the Section 16 Insider.
●	Any other information that is material to the Compliance Officer’s consideration of the proposed transaction.

Once the proposed transaction is pre-cleared, the Section 16 Insider may proceed with it on the approved terms, provided that he or she complies with all other securities law requirements, such as Rule 144 and prohibitions regarding trading on the basis of inside information, and with any special trading blackout imposed by the Company prior to the completion of the trade.  The Section 16 Insider and his or her broker will be responsible for immediately reporting the results of the transaction as further described below.

Notwithstanding the foregoing, any transactions by the Compliance Officer shall be subject to pre-clearance by Chief Financial Officer or, in the event of his or her unavailability, the Chief Executive Officer.

VI.Designated Brokers

Each market transaction in the Company’s stock by a Section 16 Insider, or any person whose trades must be reported by that Section 16 Insider on Form 4 (such as a member of the Insider’s immediate family who lives in the Insider’s household), must be executed by a qualified broker.

A Section 16 Insider and any broker that handles the Section 16 Insider’s transactions in the Company’s stock will be required to enter into an agreement whereby:

●	The Section 16 Insider authorizes the broker to immediately report directly to the Company the details of all transactions in Company equity securities executed by the broker in the Insider’s account and the accounts of all others designated by the Insider whose transactions may be attributed to the Section 16 Insider.
●	The broker agrees not to execute any transaction for the Section 16 Insider or any of the foregoing designated persons (other than under a pre-approved Rule 10b5-1 trading plan) until the broker has verified with the Company that the transaction has been pre-cleared.
●	The broker agrees to immediately report the transaction details (including transactions under Rule 10b5-1 trading plans) directly to the Company and to the Insider by telephone and in writing (by fax or email).
VII.Reporting of Transactions

To facilitate timely reporting under Section 16 of the Exchange Act of Section 16 Insider transactions in Company stock, Section 16 Insiders are required to (a) report the details of each transaction to the AVP-SEC immediately after it is executed and (b) arrange with persons whose trades must be reported by the Section 16 Insider under Section 16 (such as immediate family members living in the Section 16 Insider’s household) to immediately report directly to the Company and to the Section 16 Insider the details of any transactions they have in the Company’s stock.

Transaction details to be reported include:

●	Transaction date (trade date).
●	Number of shares involved.
●	Price per share at which the transaction was executed (before addition or deduction of brokerage commission and other transaction fees).
●	If the transaction was a stock option exercise, the specific option exercised.
●	Contact information for the broker who executed the transaction.
●	A specific representation that the Insider is not in possession of material non-public information.
●	For a Section 16 Insider, a specific representation whether the transaction was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).

The transaction details must be reported to the AVP-SEC, who will assist the Section 16 Insider in preparing his or her Form 4.

VIII.Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the “Committee”) will be responsible for monitoring and recommending any modification to this Policy, if necessary or advisable, to the Board of Directors.

IX.Persons Subject to Section 16

Most purchases and sales of Company securities by its directors, executive officers, and greater-than-10% stockholders are subject to Section 16 of the Exchange Act. The Committee will review, at least annually, those individuals who are deemed to be executive officers for purposes of Section 16 and will recommend any changes regarding such status to the Board of Directors.  An executive officer is generally defined as the president, principal financial officer, principal accounting officer or controller, any vice president in charge of a principal business unit, division or function or any other officer or person who performs a policy making function.

X.Form 4 Reporting

Under Section 16, most trades by Section 16 Insiders are subject to reporting on Form 4 within two business days following the trade date (which in the case of an open market trade is the date when the broker places the buy or sell order, not the date when the trade is settled), subject to an extension of not more than two additional business days where a Section 16 Insider is not immediately aware of the execution of the trade. To facilitate timely reporting, all transactions that are subject to Section 16 must be reported to the Company on the same day as the trade date, or, with respect to transactions effected pursuant to a Rule 10b5-1 plan, on the day the Section 16 Insider is advised of the terms of the transaction.

XI.Named Employees Considered Insiders

The Committee will review, at least annually, those individuals deemed to be “Insiders” for purposes of this Appendix I.  Insiders shall include persons subject to Section 16 and such other persons as the Committee deems to be Insiders.  Generally, Insiders shall be any person who by function of their employment is consistently in possession of material nonpublic information or performs an operational role, such as head of a division or business unit, that is material to the Company as a whole.

XII.Special Guidelines for 10b5-1 Trading Plans
A.Pre-clearance by the Company’s Rule 10b5-1 Plan Review Committee, which shall be composed of persons selected by and serving at the discretion of the Company’s Chief Executive Officer (the “10b5-1 Committee”) is required for an Insider to enter into or modify a Rule 10b5-1 trading plan (a “10b5-1 Plan”).  Each proposed 10b5-1 Plan (each, a “Proposed Plan”) must:
●	specify the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold,
●	include a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold, and
●	prohibit the Section 16 Insider and any other person who possesses material nonpublic information from exercising any subsequent influence over how, when, or whether to effect purchases or sales.
B.Notwithstanding the foregoing, the Company reserves the right to withhold approval of any Proposed Plan for any reason that the 10b5-1 Committee, in its sole discretion, determines, including a determination by the 10b5-1 Committee that the Proposed Plan:
●	fails to comply with the requirements of Rule 10b5-1, as amended from time to time,
●	would permit a transaction to occur before the later of (i) 90 days after adoption (including deemed adoption) of the Proposed Plan or (ii) two business days after disclosure of the issuer’s financial results in a Form 10-Q or Form 10-K for the quarter in which the Proposed Plan was adopted (subject to a maximum of 120 days after adoption of the Proposed Plan),
●	would be established during a “closed” window period or a special “blackout” period, or the Insider is unable to represent to the satisfaction of the Compliance

Officer that the Insider is not in possession of material nonpublic information regarding the Company,
●	lacks appropriate mechanisms to ensure that the Insider complies with all rules and regulations, including Rule 144, Rule 701, Form S-8, and Section 16 of the Exchange Act, applicable to securities transactions by the Insider,
●	does not provide the Company the right to suspend all transactions under the Proposed Plan if the 10b5-1 Committee, in their sole discretion, deems such suspension necessary or advisable, including suspensions to comply with any “lock-up” agreement the Company agrees to in connection with a financing or other similar events,
●	exposes the Company to liability under any other applicable state or federal rule, regulation, or law.
●	creates any appearance of impropriety,
●	fails to meet guidelines established by the Company, or
●	otherwise fails to satisfy the 10b5-1 Committee for any reason.
C.Pre-clearance of a Proposed Plan must be requested at least five full trading days prior to entry into or modification of the Proposed Plan and be accompanied by a copy of the Proposed Plan.
D.Each 10b5-1 Plan must be approved prior to the effective time of any transactions under such 10b5-1 Plan.  An Insider will not be deemed to have violated this Policy for transactions pursuant to a 10b5-1 Plan that has been pre-cleared by the 10b5-1 Committee.  Pre-clearance will not be required for individual transactions effected pursuant to a pre-cleared 10b5-1 Plan.
E.Any modifications to or deviations from a 10b5-1 Plan are deemed to be the Insider entering into a new 10b5-1 Plan and, accordingly, require pre-clearance by the 10b5-1 Committee of such modification or deviation pursuant to this Appendix I.
F.Any termination of a 10b5-1 Plan must be immediately reported to the 10b5-1 Committee. If an Insider has pre-cleared a new 10b5-1 Plan (the “Second Plan”) intended to succeed an earlier pre-cleared 10b5-1 Plan (the “First Plan”), the Insider may not affirmatively terminate the First Plan without pre-clearance pursuant to this Appendix I, because such termination is deemed to be entering into the Second Plan.
G.None of the Company, the 10b5-1 Committee, the Compliance Officer, nor any of the Company’s officers, employees or other representatives shall be deemed, solely by their pre-clearance of a Proposed Plan, to have represented that it complies with Rule 10b5-1 or to have assumed any liability or responsibility to the Insider or any other party if the 10b5-1 Plan fails to comply with Rule 10b5-1.

H.Upon entering into or amending a 10b5-1 Plan, the Insider must promptly provide a copy of the plan to the Company and, upon request, confirm the Company’s planned disclosure regarding the entry into or termination of a plan (including the date of adoption or termination of the plan, duration of the plan, and aggregate number of securities to be sold or purchased under the plan.